November 21, 2019

VIA EDGAR

Ms. Elena Stojic
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:    American Century World Mutual Funds, Inc. (the “Registrant”)
1933 Act File No. 033-39242, Post-Effective Amendment No. 81 and
1940 Act File No. 811-06247, Amendment No. 81 (collectively, the “Amendment”)

Dear Ms. Stojic:

This letter responds to your comments that we discussed on November 1, 2019, relating to the Amendment to the Registrant’s registration statement, filed on September 17, 2019, for the principal purpose of adding new I, A, R, and R6 Classes to Non-U.S. Intrinsic Value (the “Fund”). For your convenience, we restate each of your comments prior to our responses.

1.
Comment: A fund’s share classes may have different arrangements for fees for shareholder services and distribution, but each class must pay the same advisory fee. Please confirm shareholders of each share class will be subject to the same advisory fee. Additionally, please explain how the G Class fee may be waived in its entirety.

Response: We confirm that each share class is subject to the same advisory fee. As stated in the Investment Advisor section of the prospectus, “The difference in unified management fees among the classes is a result of their separate arrangements for non-Rule 12b-1 shareholder services. It is not the result of any difference in advisory or custodial fees or other expenses related to the management of the fund’s assets, which do not vary by class.”
The G Class waiver was vetted with the Staff prior to its implementation in 2017. The Staff issued a no action letter December 20, 2016. The letter contemplates American Century Investment Management, Inc. (the “Advisor”) creating a new class of shares (G Class) and contractually agreeing to waive the entire unitary fee of that class. G Class shares are available only to funds advised by the Advisor and its other advisory clients. They pay a contractual fee directly to the Advisor for investment advisory services, rather than paying indirectly through an investment in an underlying fund.1
1 American Century Investment Management, SEC No-Action Letter, 2016 WL 7404628 (December 20, 2016).

2.	Comment: In footnote 2 of the Fund’s fee table, please explain the rationale for using estimated fees instead actual fees.

Response: Instruction 6 to Item 3 of Form N-1A defines a new fund as “. . . a Fund that does not include in Form N-1A financial statements reporting operating results or that includes financial statements for the Fund’s initial fiscal year reporting operating results for a period of 6 months or less.” The Fund’s final filing will include financial statements for the period from December 6, 2018 (inception) to May 31, 2019, which is less than six months. Instruction 6(a) to Item 3 of Form N-1A further instructs New Funds to “Disclose in a footnote to the table that ‘Other Expenses’ are based on estimated amounts for the current fiscal year.”

3.	Comment: Please explain whether the waiver noted in footnote 3 to the Fund’s fee table is in writing.

Response: As stated in the prospectus, the Advisor intends to continue waiving the fee for G Class indefinitely and cannot unilaterally change the waiver without approval from the Board of Directors. As discussed in our response to Comment 1 above, this waiver is required to effectuate the fee structure contemplated by the No Action Letter.

4.
Comment: The narrative before the Example contains the sentence, “You may be required to pay brokerage commissions on your purchases of Investor or I Class shares of the fund, which are not reflected in the example.” Please move this sentence to the narrative under the heading Fees and Expenses so that it cross references to Appendix A.

Response: We added the sentence, “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.” to the narrative below the Fees and Expenses heading. However, we note that this sentence applies to all classes of the Fund, not just those affected by Appendix A (A Class).

5.
Comment: The Example contains data for only the 1-year and 3-year periods. Please explain why the Fund still qualifies as a “New Fund” under the instructions of Form N-1A. Please also provide a completed Example table in the final filing.

Response: As noted in response to Comment 2, the Fund meets Form N-1A’s definition of a New Fund. Instruction 6(b) to Item 3 of the form states that a New Fund should, “[c]omplete only the 1- and 3-year period portions of the Example and estimate any shareholder account fees collected.” We will provide a completed Example in the Fund’s final filing.

6.	Comment: Please provide the required portfolio turnover information in the Portfolio Turnover section.

Response: We will include the portfolio turnover for the period from December 6, 2018 (inception), to May 31, 2019, the date of the Fund’s semiannual report.

7.
Comment: In the Portfolio Managers section, please explain how Jonathan Veiga could have been on the team that manages the Fund since the Fund incepted when he was added to the Fund at the Fund’s last annual update.

Response: Prior to becoming a portfolio manager, Mr. Veiga was on the team that manages the Fund in a different role.

8.
Comment: Please disclose all the risks included in the Principal Risks section in the What are the principal risks of investing in the fund? section. Revise the What are the principal risks of investing in the fund? section to look the same as the Principal Risks section, i.e. include headers and bullet points.

Response: We revised the What are the principal risks of investing in the fund? section to include all the risks in the Principal Risks section in the same order. Item 9(c) of Form N-1A does not require a certain format for the risk section. We believe the narrative format of our disclosure is clear and respectfully decline to make a change.

9.
Comment: The Investment Advisor section states, “The advisor also arranges for transfer agency, custody and all other services necessary for the fund to operate.” Please explain whether the Fund could be held liable in the event the Advisor defaulted on any of these obligations. If the Fund could be held liable, please explain the accounting for these services. Confirming that the Advisor is current on its obligations is sufficient for answering this question.

Response: We confirm that the Advisor is current on its third party obligations.

10.	Comment: We note the Investing Directly with American Century Investments section was added in this filing. Please explain why.

Response: Prior to the effective date of the final filing, the Fund is only available to other funds and collective investment trusts advised by American Century Investments. This section was added to explain how shareholders may invest directly with American Century Investments once the new classes become available.

11.	Comment: Please include disclosure stating that the G Class is not available for purchase through financial intermediaries in the Investing Through a Financial Intermediary section.

Response: This section is intended to discuss only those share classes that may be purchased through a financial intermediary. As we state in the Purchase and Sale of Fund Shares section of the summary prospectus and the Additional Policies Affecting Your Investment section of the statutory prospectus, “G Class shares are available for purchase only by funds advised by American Century Investments and other American Century advisory clients that are subject to a contractual fee for investment management services.” We respectfully decline to make a change.

12.
Comment: In the Financial Statements section of the Statement of Additional Information, it states, “These financial statements are included in semi-annual reports to shareholders for the fiscal period ended May 31, 2019 and are available upon request.” Please provide a website or phone number where a shareholder can request this information.

Response: We added the requested disclosure.

13.	Comment: Please confirm that all documents in the Part C currently marked with a “to be filed” designation, will be filed in the final filing.

Response: We confirm the final filing will be complete with all exhibits.

Sincerely,

/s/ Ashley Bergus
Ashley Bergus
Assistant Secretary